UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. N/A)*
HELIOS AND MATHESON ANALYTICS INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
42327L309
(CUSIP Number)
Giri Devanur 15 Stafford Drive Princeton, New Jersey 08550 (732) 586-1196 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 2, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the
 acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7(b) for other parties to whom copies are to
 be sent.
The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 42327L200
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ( ENTITIES ONLY)
 Giri Devanur
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ] (b) [ x ]
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) PF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION
India
7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH SOLE VOTING POWER
 335,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 335,000
10 SHARED DISPOSITIVE POWER 0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Greater than 5%
14  TYPE OF REPORTING PERSON (See Instructions) IN

{WLMLAW W0010741.DOC}
Page 2
Item 1. Security and Issuer
This statement relates to the
Common Stock par value $0.01per share (the Shares) of
HELIOS AND MATHESON ANALYTICS INC., a Delaware corporation (the Company). The Company is located at 350 5th Avenue Suite 7520 New York New York 10118.
Item 2.  Identity and Background
(a)  This statement is filed by Giri Devanur (Mr. Devanur).
(b) The address of the principal office of Mr. Devanur is 15 Stafford Drive, Princeton, New
 Jersey 08550.
(c)  The principal occupation of
Mr. Devanur is serving as the Chief Executive Officer of Runs.com.
(d) Mr. Devanur has not, during the last five years, been convicted in a criminal proceeding
 (excluding traffic violations or similar misdemeanors).
(e)  Mr. Devanur has not,
during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  Mr. Devanur is a citizen of India.
Item 3.  Source and Amount of Funds or Other Considerations

On August 2, 2018, the reporting person
purchased 335,000 Shares at $0.110009.

Item 4. Purpose of Transaction
The reporting person as no current plans to engage in any of the kinds of transactions enumerated in Item 4(a-j), but reserves the right to engage in such a transaction in the future.

Item 5. Interest in Securities of the Issuer
(a)
As of the close of business on August 2, 2018, Mr. Devanur beneficially owned 335,000 Shares.
 Percentage greater than 5%.

(b)
1. Sole power to vote or direct vote: 335,000

2.
Shared power to vote or direct vote: 0

3.
Sole power to dispose or direct the disposition: 335,000

4.
Shared power to dispose or direct the disposition: 0



(c)
On August 2, 2018, Mr. Devanur acquired
335,000 Shares in connection with the purchase as further described in Item 3 above.

(d)
No person other than Mr. Devanur is known to have the right to receive, or the power to direct the receipt of dividends from, or procedes from the sale of, the Shares.


Page 3
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities
 of the Issuer
Not applicable.

Item 7. Material to Be Filed as Exhibits
Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated
/s/ Signature Giri Devanur Name/Title
The original statement shall be signed by each person on whose behalf the statement is
 filed
 or his authorized representative.
If the statement is signed on behalf of a person by his
authorized representative (other than an executive officer or general partner of this filing
 person), evidence of the representatives authority to sign on behalf of such person shall
 be filed with the statement,
provided, however, that a power of attorney for this purpose which is already on file with the
Commission may be incorporated by reference. The name
 and
 any title of
each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements
or omissions of fact constitute Federal criminal
 violations (See 18 U.S.C. 1001).